

October 18, 2012

Via E-mail
Stephen J. Smith
Executive Vice President and Chief Financial Officer
Elizabeth Arden, Inc.
2400 SW 145th Avenue
Miramar, FL 33027

> **Re: Elizabeth Arden, Inc.**
> **Form 10-K for the Year Ended June 30, 2012**
> **Filed August 10, 2012**
> **File No. 1-6370**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2012

Item 6. Selected Financial Data, page 22

1. You disclose in note (11) on page 23 that EBITDA is a measure of your debt servicing ability. Since you appear to consider EBITDA to be a liquidity measure as well as a performance measure, please revise your disclosure in future filings to also reconcile EBITDA to your net cash provided by operating activities. Please show us supplementally what your revised disclosure will look like.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Year Ended June 30, 2012 Compared to Year Ended June 30, 2011, page 31

2. With the exception of your discussion regarding selling, general and administrative expenses, the majority of your consolidated and segment MD&A discussion is either silent about the impact of foreign currency or indicates that the impact was not material to your results for the period. However, in your August 9, 2012 earnings conference call, you describe experiencing a "very volatile global economic environment and particularly volatile FX-markets". You also indicated in the call that during fiscal 2012, price discounting and foreign currency issues put pressure on profitability but there is no mention of this in your MD&A. Furthermore, in the call you indicated that fourth quarter international revenue growth rates were 7.1% on a GAAP basis compared to 14.3% on a constant currency basis which could imply that foreign exchange issues had a material impact to your results for the quarter. Please supplementally address this apparent inconsistency between your disclosures in MD&A and your statements on the earnings conference call and to the extent appropriate, show us how you will revise your future filings, including your interim filings, to more clearly explain the impact that foreign currency issues had on your fiscal 2012 results.

3. We note your disclosure on page 31 that net sales of Elizabeth Arden branded products increased by $29.7 million "due to higher sales in all product categories, primarily led by higher sales of skin care products." While your disclosure in the third paragraph on page 25 appears to suggest that the increase in sales of skin care products was related to introduction of several new products, in future filings please expand your disclosure to identify each material factor impacting the increase and/or decrease in your net sales (i.e., volume, price increases, economic environment and market conditions, recent acquisitions). In this regard, we note that during the August 9, 2012 earnings call for the fourth quarter and the fiscal year ended June 30, 2012, Ms. Widmer stated that growth in the total Arden brand was driven by the Ceramides and the new Visible Difference skin care lines, with Ceramides growing 35% following the launch of Ceramide Premiere into the Asian markets.

Liquidity and Capital Resources, page 36

4. Both your second table on page 36 and the narrative discussion below this table include a measure titled "net income including adjustments to reconcile to net cash provided by operating activities". This measure, as currently presented, constitutes a non-GAAP measure. Please refer to Item 10(e) of Regulation S-K for the additional disclosures you should include in your future filings if you continue to present or discuss this measure. Alternatively, you could revise the table and any related discussions in future filings to present net income separately from the adjustments and then you would not appear to be presenting a non-GAAP measure. Please show us supplementally what your revised disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief